

May 7, 2014

<u>Via E-mail</u>
George H. John
Chief Executive Officer
Rocket Fuel Inc.
1900 Seaport Boulevard
Pacific Shores Center
Redwood City, CA 94063

  Re: **Rocket Fuel Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed February 28, 2014
    File No. 001-36071

Dear Mr. John:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors</u>

<u>Risks Related to Our Business and Our Industry</u>

<u>"We rely predominantly on advertising agencies…," page 31</u>

1. You disclose in this risk factor that a substantial portion of your business is sourced through advertising agencies. You also disclose that these agencies may have or may develop high-risk credit profiles and that one of the agencies with which you conduct business filed for bankruptcy in the quarter ended September 30, 2013. Please tell us what consideration you have given to disclosing the percentage of your revenue that is paid through advertising agencies and identifying any agencies that represent 10% or more of your consolidated revenues and the loss of which would have a material adverse effect on you. Refer to Item 101(c)(1)(vii) of Regulation S-K. Also, if any advertising

agency does account for more than 10% of your revenues, tell us what consideration you have given to filing your agreements with that agency as exhibits to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 55</u>

2.   We note that you make your solution available through a licensing agreement with a Japanese advertising agency, that 117 active customers originated from this arrangement and that you earn a share of the revenue from sales of advertising campaigns to these customers. Please provide your analysis of whether revenue from this arrangement is required to be quantified in your year-to-year discussions and whether the licensing agreement is required to be filed as an exhibit by Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
JoAnn Covington, Esq.
Ginny Coles, Esq.
Rocket Fuel Inc.